SEC 06002321 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2006 WASH. D.C. SECTION

SEC FILE NUMBER
8-51449

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOPCO Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3343 Peachtree Road NE, Suite 1450
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pamela S. Johnson — 404-240-0555 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, PAMELA S. JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDPCO SECURITIES, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ASHLEY SCARIANO
MY COMMISSION EXPIRES
AUG 19 2007
DeKALB CO., GEORGIA
NOTARY PUBLIC

Pamela S Johnson
Signature

President
Title

Ashley Scariano
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOPCO SECURITIES, LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY DATA
December 31, 2005

JOPCO SECURITIES, LLC

FINANCIAL STATEMENTS
December 31, 2005

CONTENTS

W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT

To The Members
JOPCO Securities, LLC

We have audited the accompanying balance sheets of **JOPCO Securities, LLC** (a Georgia limited liability company) as of December 31, 2005 and 2004, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JOPCO Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

February 1, 2006

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

JOPCO SECURITIES, LLC

BALANCE SHEETS
December 31, 2005 and 2004

		2005		2004
ASSETS				
CURRENT ASSETS:				
Cash	$	115,351	$	116,368
Accrued commissions and fees receivable		15,251		39,875
Total Current Assets		130,602		156,243
OTHER ASSETS:				
Security deposits		16,390		16,366
Total Assets	$	146,992	$	172,609
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable to Parent	$	11,000	$	10,452
Accrued expenses		-		31
Accounts payable to clearing organization		429		652
Total Current Liabilities		11,429		11,135
MEMBERS' EQUITY:				
Capital contributions		100,000		100,000
Retained earnings		35,563		61,474
Total Members' Equity		135,563		161,474
Total Liabilities and Members' Equity	$	146,992	$	172,609

The accompanying notes are an integral part of these financial statements.

JOPCO SECURITIES, LLC

STATEMENT OF INCOME
For The Year Ended December 31, 2005

REVENUES:		
Commission revenue	$	416,405
Correspondent fees		57,249
Other income		328
Total Revenue		473,982
OPERATING EXPENSES:		
Service fees to Parent		136,525
Operating expenses to Parent		147,001
Clearing charges		10,286
Professional fees		9,560
Occupancy expense		29,055
Miscellaneous		5,466
Total Operating Expenses		337,893
NET INCOME	$	136,089

The accompanying notes are an integral part of these financial statements.

JOPCO SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For The Year Ended December 31, 2005

	Members' Capital	Additional Paid-In Capital	Retained Earnings	Total Members' Equity
BALANCE, December 31, 2004	$ 200	$ 99,800	$ 61,474	$ 161,474
Net income			136,089	136,089
Distributions to members			(162,000)	(162,000)
BALANCE, December 31, 2005	$ 200	$ 99,800	$ 35,563	$ 135,563

The accompanying notes are an integral part of these financial statements.

JOPCO SECURITIES, LLC

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 136,089
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in:	
Accrued commissions and fee receivable	24,624
Security deposits	(24)
Accounts payable to Parent	548
Accrued expenses	(31)
Accounts payable to clearing organization	(223)
Net Cash Provided By Operating Activities	160,983
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to members	(162,000)
NET DECREASE IN CASH	(1,017)
CASH, BEGINNING OF YEAR	116,368
CASH, END OF YEAR	$ 115,351

SUPPLEMENTAL CASH FLOW DISCLOSURES

INTEREST AND TAXES PAID	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

JOPCO Securities, LLC (the "Company") was formed in 1998 as a Georgia limited liability company. The Company is an introducing broker registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD). The Company's sole source of revenue is providing brokerage services to related parties (see Note 2). Accordingly, the Company is dependent upon the economic health of these related parties. The Company operates a single office in Atlanta, Georgia.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the members. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

Revenue and Expense Recognition

Commission revenue, correspondent fees and the related clearing charges are reported on a trade date basis. Commission revenue is earned on trades of both listed and unlisted securities made by the Company's customers. In addition, correspondent fees (also known as order flow fees) are earned on trades of unlisted securities.

Clearing charges, including NASD trading fees, are paid through the clearing broker for all trades of both listed and unlisted securities. Partnership advisory fees, service fees and operating expenses are paid to the Parent (see Note 2).

Cash and Cash Equivalents

Cash and cash equivalents are held in withdrawable bank accounts. From time to time, balances may exceed insured amounts. For purposes of the statement of cash flows, the Company considers all short-term liquid investments with original maturities of three months or less to be cash equivalents.

2. RELATED PARTY TRANSACTIONS

The Company's revenue is generated from investment transactions attributable to limited investment partnerships managed by the majority owner of the Company (Parent), a personal investment account owned and managed by the majority owner of the Company, an investment account owned and managed by the Parent and a retirement account for the majority shareholder of the Parent.

The Parent provides personnel and office expenses under a lease and administrative services agreement that has no expiration date but can be terminated by either party upon 30-day notice. The Company leases office space from an unrelated party and subleases a portion of the office space to the Parent. A portion of the Parent's personnel and office expenses, net of office rent from the Parent, is billed to the Company each month. Net operating expenses paid to the Parent totaled $137,651 in 2005.

The lease and administrative services agreement also specifies the payment of monthly service fees equal to the lesser of $75,000 or 50% of the Company's net operating income, as defined. Service fees paid to the Parent totaled $133,675 in 2005.

The Parent is entitled to receive advisory fees from the limited investment partnerships it manages; such fees are generally based on a percentage of the net asset value of the limited investment partnerships. During 2005, the advisory fees were waived for the partnerships and were paid by the Company as service fees. These service fees totaled $1,200 in 2005.

3. OPERATING LEASE

As discussed in Note 2, the Company leases office space from an unrelated party on a month-to-month basis. Rent expense incurred under this lease in 2005 totaled $29,055. As of February 1, 2006, the Company no longer leases the office space.

4. NET CAPITAL REQUIREMENTS AND MEMBERS' EQUITY

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2005, the ratio of aggregate indebtedness to net capital was 0.09 to one, and net capital was $134,173, which was $129,173 more than required.

The Company is authorized to issue up to 100,000 shares of $0.01 per share par value capital shares, of which 20,000 shares have been issued. Income and losses of the Company are allocated to the members pro rata based on their ownership percentage, and the Company may make annual distributions to members for income tax liabilities. Additional distributions may be made first as a preferred return, next as a return of capital, and finally pro rata based on shares owned. Upon termination of employment of employee shareholders, the Company and the remaining members have the option to repurchase the former employee's shares at a price determined by provisions of the Operating Agreement.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Members
JOPCO Securities, LLC

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2005, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon, P.C.
Certified Public Accountants

February 1, 2006

JOPCO SECURITIES, LLC

SUPPLEMENTARY DATA
December 31, 2005

COMPUTATION OF NET CAPITAL

Members' equity, December 31, 2005	$	135,563
Less non-allowable assets		(1,390)
Net Capital	$	134,173

RECONCILIATION OF MEMBERS' EQUITY

Members' equity, Form 17A-5, Part IIA	$	135,563
Audited financial statement adjustments to non-allowable assets		-
Members' Equity per Audited Financial Statements	$	135,563

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$	134,173
Audited financial statement adjustments to non-allowable assets		-
Net Capital Per Audited Financial Statements	$	134,173

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and other current liabilities	$	11,429
Total Aggregate Indebtedness	$	11,429
Ratio of Aggregate Indebtedness to Net Capital		0.09 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to JOPCO Securities, LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. JOPCO Securities, LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

WINDHAM BRANNON

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members
JOPCO Securities, LLC

In planning and performing our audit of the financial statements and supplementary data of **JOPCO Securities, LLC** (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

Certified Public Accountants

February 1, 2006